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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        INDUSTRIAL TRAINING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  456 385 103
       ------------------------------------------------------------------
                                 (CUSIP Number)


                                  J.B. Doherty
             TDH II Limited, Bldg. 1 Suite 301, Rosemont, PA 19010
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 456 385 103          SCHEDULE 13D               Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TDH II Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*

------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Pennsylvania Limited Partnership
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
    EACH       |     |   0
  REPORTING    |-----|--------------------------------------------------------
 PERSON WITH   |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 456 385 103            SCHEDULE 13D             Page 3 of 6 Pages
-------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D is being filed on behalf of TDH II Limited ("TDH") and amends and restates the previously filed Schedule 13D as amended. Reference is made to the Schedule 13D dated October 8, 1993 and Amendment #1 dated October 6, 1995.

         1. Security and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.10 par value per share (the "Common Stock"), of ITC Learning Corporation, (formerly Industrial Training Corporation), a Maryland corporation (the "Company"), whose principal executive offices are located at 13515 Dulles Technology Drive, Herndon, Virginia 22071

         2. Identity and Background

         This statement on Schedule 13D is filed on behalf of TDH II Limited, a Pennsylvania limited partnership ("TDH").

         The three general partners of TDH are: J. B. Doherty, Jarrett B. Kling and TDH Administrative Services, Inc. a Pennsylvania corporation. The following information is provided for TDH and each of its general partners:

                  TDH

                  TDH was a Pennsylvania limited partnership which, as a venture capital firm, invested in the securities of small and medium size businesses. The location of its principal place of business was Bldg. 1, Suite 301, Rosemont, PA 19010. TDH ceased operations on or about 12/31/97.


                  J. B. Doherty - Managing General Partner

                  Business Address:

                  Bldg. 1 Suite 301
                  Rosemont, PA 19010

                  Present Principal Occupation:

                  Venture capital investor

-------------------------------------------------------------------------------
CUSIP No. 456 385 103            SCHEDULE 13D             Page 4 of 6 Pages
-------------------------------------------------------------------------------


                  Jarrett B. Kling - General Partner

                  Business Address:

                  CRA Real Estate Securities
                  259 Radnor-Chester Road
                  Suite 205
                  Radnor, PA  19087

                  Present Principal Occupation:

                  Investor

                  TDH Administrative Services, Inc. - General Partner

                  Business Address:

                  Radnor Court, Suite 210
                  Radnor, PA 19087

                  Present Business:

                  TDH Administrative Services, Inc. was a wholly-owned subsidiary of TDH Capital Corp., a Pennsylvania corporation, and provided accounting and related administrative services to TDH. TDH Capital Corp. made investments in venture funds and a variety of business entities.

         The foregoing natural persons are citizens of the United States of America. During the last five years, none of the foregoing natural persons, corporations or TDH has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). During the last five years, none of the foregoing natural persons, corporations or TDH was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

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CUSIP No. 456 385 103            SCHEDULE 13,D            Page 5 of 6 Pages
-------------------------------------------------------------------------------


         3. Source and Amount of Funds or Other Consideration

         TDH acquired securities, and rights to acquire securities, in CI Acquisition Corporation, a Georgia corporation ("CI"), in a series of negotiated transactions since May, 1990. On October 1, 1993, CI entered into an Agreement and Plan of Merger dated as of September 30, 1993 (the

"Merger Agreement") between the Company and CI. On October 8, 1993, a wholly-owned subsidiary of the Company ("Newco") was merged into CI (the "Merger"), and, as a result of the Merger, CI became a wholly-owned subsidiary of the Company, and TDH acquired the reported shares of Common Stock. Upon completion of the Merger, a total of 620,000 shares were issued by the Company.

         4. Purpose of Transaction

         TDH sold 290,843 shares of Common Stock in a series of sales in the public market commencing 5/7/97 and ending on 12/17/97. The TDH share holding declined under 5% of the total outstanding shares of the Issuer with sales occurring on 11/7/97.

         5. Interest in Securities in the Issuer

         As a result of TDH's sales of shares of Common Stock in the public market, TDH no longer owns any shares of Common Stock of the Issuer.

         6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

         7. Materials to be Filed as Exhibits

         None.

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CUSIP No. 456 385 103          SCHEDULE 13D               Page 6 of 6 Pages
-------------------------------------------------------------------------------


                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         TDH II LIMITED, a Pennsylvania Limited Partnership


                         BY: /s/ J.B. Doherty
                             ----------------------------
                             J. B. Doherty
                             Managing General Partner




Dated:   February 6, 1998